SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: January 02, 2008

FOR IMMEDIATE RELEASE

Gibbs Merges into Cimatron

Following the Merger:

š	Cimatron will strengthen its position as a leading international CAD/CAM Software Company with a broader product range and stronger global presence

š	Combined company’s annual revenues are expected to exceed $40M, moving Cimatron well into the top 10 CAM software vendors

Givat Shmuel, Israel, and Moorpark, CA, USA- January 2nd, 2008 – Cimatron Limited (Nasdaq: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, and Gibbs System, Inc., also known as Gibbs & Associates, developer of GibbsCAM®, software for programming CNC machine tools, are pleased to announce the execution of a definitive agreement under which Gibbs will be merged with and into a newly established US subsidiary of Cimatron.

Bringing together the CimatronE integrated CAD/CAM suite for toolmaking and GibbsCAM leading CAD/CAM solution for production will allow the merged company to offer a powerful product portfolio for the entire manufacturing industry.

The combined product offering will strengthen Cimatron’s market position, with the ability to deliver best-of-class products targeting all segments of the CAM market, from Mold and Die Making, through 2.5 axes and 5 axes production, to Mill-turn and Multi-Tasking Machining.

Moreover, the combined distribution networks of Cimatron and Gibbs complement each other and provide excellent coverage of all target markets worldwide, including a strong presence in North America, Europe and Asia Pacific. It is expected that synergies could be quickly realized by selling the combined product portfolio through the merged distribution channels.

Gibbs System’s estimated non-GAAP revenues in 2007 were approximately $12M and estimated non-GAAP pre-tax profit was above 10% of revenues.

In consideration for the transaction, Cimatron will pay to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, a cash consideration of $5 million, as well as 1,500,000 newly issued ordinary shares of Cimatron. Cimatron’s outstanding share capital after the closing will be comprised of approximately 9,400,000 ordinary shares. The transaction is anticipated to be consummated within several days and is subject to customary approvals and closing conditions.

Following the closing, Mr. Gibbs will continue to manage the GibbsCAM product-line business as President and CEO of the new subsidiary, and will join the Cimatron senior management team. In addition, Mr. Gibbs will be nominated to serve as Vice Chairman of the Board of Directors of Cimatron.

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Commenting on today’s announcement, Danny Haran, President and CEO of Cimatron said: “we are excited about the merger and the potential synergy. Being able to offer a complete range of high-end products for the entire manufacturing industry will bring great value to our customers. We believe that the reinforced Cimatron will enjoy economies of scale, which would translate the high quality engineering, financial efficiency and stronger competitive position into revenue and profit growth.”

Bill Gibbs, Founder, Chairman and CEO of Gibbs System said: “we are happy to be part of this merger, putting together two well-known names in the CAD/CAM industry. The merger opens exciting opportunities of selling GibbsCAM through the Cimatron distribution network in key industrial markets. I personally am excited to join the Cimatron management team and to participate in exploiting the future merger benefits to their full extent.”

Commenting on today’s announcement, Mr. Rimon Ben Shaoul, Chairman of Cimatron added: “As we have declared in the past, Cimatron is actively looking to create more shareholder value through mergers and acquisitions. Gibbs and Associates is the perfect match for Cimatron, with clear product synergy and complementary distribution network. We believe that the merged company will become a stronger force in our highly competitive market.” concluded Mr. Ben Shaoul.

Collins Stewart acted as advisor to Cimatron on the transaction.

About Gibbs and GibbsCAM

For over 20 years, Gibbs System, Inc., more frequently known as Gibbs & Associates, has been a leader in providing cutting-edge CAD/CAM technology, while maintaining its signature ease-of-use and productivity increasing qualities. “Powerfully Simple. Simply Powerful.” is the guiding philosophy at Gibbs. Gibbs believes in empowering the NC programmer, machinist, and manufacturing engineer, not eliminating them. Gibbs’ goal is to introduce manufacturers to new technologies and new ways of working that makes their machining easier and their businesses more profitable. To achieve this goal, Gibbs creates tools that are naturally intuitive, graphically interactive, extremely visual, associative, and just plain enjoyable to use. Gibbs provides a total quality solution with the service and support successful customers require.

GibbsCAM is either offered or endorsed by a number of leading worldwide CNC controller and machine tool manufacturers. Gibbs provide solutions to Fortune 500 companies such as Boeing, Ford, General Dynamics, General Motors, Lockheed Martin and Raytheon and now reaches global markets. Gibbs & Associates distributes its products worldwide through a network of international Resellers.

For more information about Gibbs & Associates and its CAM software packages, please visit: www.GibbsCAM.com.

About Cimatron

With more than 25 years of experience and over 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

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Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

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